Exhibit 99.B(e)(2)

SCHEDULE I

To the Distribution agreement between

Victory Portfolios and Victory Capital Advisers, Inc. dated November 30, 2007

FUNDS

Name of Portfolio

Balanced Fund	Investment Grade Convertible Fund
Core Bond Fund	Large Cap Growth Fund
Diversified Stock Fund	National Municipal Bond Fund
Established Value Fund	Ohio Municipal Bond Fund
Federal Money Market Fund	Ohio Municipal Money Market Fund
Financial Reserves Fund	Prime Obligations Fund
Fund for Income	Small Company Opportunity Fund
Government Reserves Fund	Special Value Fund
Global Equity Fund	Stock Index Fund
Institutional Money Market Fund	Tax-Free Money Market Fund
International Fund	Value Fund
International Select Fund

As of December 2, 2009.

THE VICTORY PORTFOLIOS

By:
Christopher K. Dyer
Secretary

Accepted:

VICTORY CAPITAL MANAGEMENT INC.

By:
David C. Brown
Senior Managing Director